UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
AMKOR TECHNOLOGY, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
031652100

(CUSIP Number)
James J. Kim
1900 S. Price Road
Chandler, AZ 85286
Telephone: (480) 575-7253

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Richard D. Rosen, Esq.
Cohen & Grigsby, P.C.
11 Stanwix Street
15 th Floor
Pittsburgh, PA 15222
Telephone: 412/297-4927
See Item 1

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER

NUMBER OF		27,933,374 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,933,374 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

27,933,374 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

14.875089%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Agnes C. Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER

NUMBER OF		23 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

23 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. John T. Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER

NUMBER OF		16,668 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,668 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

16,668 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.00917%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. David D. Kim, as Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER

NUMBER OF		14,457,344 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,698,513 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,457,344 shares

WITH	10	SHARED DISPOSITIVE POWER

2,698,513 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

17,155,857 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

9.3679%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. John T. Kim, as Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER

NUMBER OF		14,457,344 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,441,078 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,457,344 shares

WITH	10	SHARED DISPOSITIVE POWER

24,441,078 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

38,898,422 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

20.49332%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Susan Y. Kim, as Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

United States of America

	7	SOLE VOTING POWER

NUMBER OF		6,257,344 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,105,965 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,257,344 shares

WITH	10	SHARED DISPOSITIVE POWER

23,105,965 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

30,698,422 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

15.57941%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

IN

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. David D. Kim Trust of 12/31/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		14,457,344 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,457,344 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

14,457,344 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

7.95235%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. John T. Kim Trust of 12/31/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		14,457,344 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,457,344 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

14,457,344 shares of the common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

7.95235%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Susan Y. Kim Trust of 12/31/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		6,257,344 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,257,344 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

6,257,344 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

3.44189%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		2,733,334 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,733,334 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,334 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.50349%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		2,733,333 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,733,333 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,333 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.50349%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		2,733,333 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,733,333 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,733,333 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.50349%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73449%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73449%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73449%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73449%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,345,113 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,345,113 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,345,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.73449%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,335,113 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,335,113 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,335,113 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.72903%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,363,400 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,363,400 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.74995%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,363,400 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,363,400 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.74995%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,363,400 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,363,400 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.74995%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

[Commonwealth of Pennsylvania]

	7	SOLE VOTING POWER

NUMBER OF		2,726,800 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,726,800 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,726,800 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

1.49989%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

CUSIP No.	031652100

1	NAMES OF REPORTING PERSONS. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS).

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.

Commonwealth of Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		1,363,400 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,363,400 shares

WITH	10	SHARED DISPOSITIVE POWER

- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

1,363,400 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

0.74995%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).

OO

Schedule 13D/A

ITEM 1. SECURITY AND ISSUER.
     This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2005 by the reporting persons who then constituted the Group and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Issuer”). The principal executive offices of Amkor are located at 1900 South Price Road, Chandler, Arizona 85286.
     This Amendment is being filed to report: (i) the formation and addition of the 2008 Trusts (defined in Item 3 below) as members of the filing group; and (ii) the sale to the 2008 Trusts on February 11, 2008 by Agnes C. Kim of 8,180,400 shares of Common Stock in a private transaction at a price per share of $8.255. There is no change in the aggregate beneficial ownership of the shares of Common Stock owned by members of the filing group as a result of these transactions which resulted in the transfer of beneficial ownership of 8,180,400 shares of Common Stock from Agnes C. Kim to John Kim, Susan Kim and/or David Kim in their capacities as trustees of the 2008 Trusts (in the case of David Kim solely of the 2008 Trust which is for the benefit of his descendants).
ITEM 2. IDENTITY AND BACKGROUND.
     (a) This Amendment is being filed by the Group and separately by each of the following persons comprising the Group:
i.	James J. Kim

ii.	Agnes C. Kim

iii.	John T. Kim

iv.	David D. Kim, as Trustee

v.	John T. Kim, as Trustee

vi.	Susan Y. Kim, as Trustee

vii.	David D. Kim Trust of 12/31/87

viii.	John T. Kim Trust of 12/31/87

ix.	Susan Y. Kim Trust of 12/31/87

x.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

xi.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

xii.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

xiii.	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

xiv.	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

xv.	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

xvi.	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

xvii.	Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

Schedule 13D/A
xviii.	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

xix.	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

xx.	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

xxi.	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

xxii.	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

xxiii.	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
     (b) The principal business address for the natural persons listed above, who are all members of the Kim family (the “Kim Family”), and for the trusts for the members of the Kim Family listed above and their descendants (the “Kim Trusts”) is 1900 S. Price Road, Chandler, AZ 85286.
     (c) Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present principal occupation or employment and (b) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each member of the Kim Family. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     On February 11, 2008, the James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants, the James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants, the James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants, the James J. Kim 2008 Trust FBO Descendants of John T. Kim and the James J. Kim 2008 Trust FBO Descendants of David D. Kim (the “2008 Trusts”) acquired an aggregate of 8,180,400 shares of Common Stock from Agnes C. Kim in a private transaction at a price per share of $8.255. The 2008 Trusts purchased the shares by issuing promissory notes maturing on February 10, 2011 and bearing interest at an annual rate of 3.11% payable to Agnes C. Kim in an aggregate principal amount equal to 100% of the acquisition price. Of the 8,180,400 shares acquired, the James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants, the James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants, the James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants and the James J. Kim 2008 Trust FBO Descendants of David D. Kim each acquired 1,363,400 shares and the James J. Kim 2008 Trust FBO Descendants of John T. Kim acquired 2,726,800 shares. James J. Kim has provided Agnes C. Kim a limited guarantee equal to 20% of the face amount of each promissory note. The 2008 Trusts pledged the purchased shares to Agnes C. Kim as collateral for the promissory notes.
ITEM 4. PURPOSE OF TRANSACTION.
     Each of the 2008 Trusts has purchased the shares of Common Stock from Agnes C. Kim for investment purposes for the benefit of its respective beneficiaries.

Schedule 13D/A
     The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.
     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D/A (although they reserve the right to develop such plans).
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     1. (a) The response to Row 11 in each Reporting Person’s cover page, indicating the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person, is incorporated herein by reference. The ownership percentages were calculated based on 181,799,564 outstanding shares of Common Stock, as reported in filings with the Securities and Exchange Commission as of January 31, 2008. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Schedule 13D. The total number of shares which are beneficially owned by the members of the Group as a group is 87,563,175, or 44.71761% of the outstanding shares of common stock. The number of shares beneficially owned by the Group includes 662,918 shares which may be acquired pursuant to options that are exercisable within 60 days and 13,351,132 shares that are issuable upon the conversion of notes that are convertible at any time prior to their December 1, 2013 maturity date.
     (b) For each Reporting Person, the response to Row 7 on the cover page, indicating the number of shares as to which such person has the sole power to vote or to direct the vote, is incorporated herein by reference.
     For each Reporting Person, the response to Row 8 on the cover page, indicating the aggregate number of shares as to which such person has shared power to vote or to direct the vote, is incorporated herein by reference.
     For each Reporting Person, the response to Row 9 on the cover page, indicating the number of shares as to which such person has the sole power to dispose or to direct the disposition, is incorporated herein by reference.
     For each Reporting Person, the response to Row 10 on the cover page, indicating the number of shares as to which such person has the shared power to vote or to direct the vote, is incorporated herein by reference.
     (c) See Items and 3 and 4 above.
     (d) Not applicable.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Each of the individuals and trusts listed in Item 2(a) (previously defined as the “Group”) may be deemed a member of a group consisting of members of James J. Kim’s family and trusts established for the benefit of James J. Kim’s children and grandchildren, who each exercise voting or investment power with respect to shares of the Issuer’s Common Stock in concert with other members of the Group.
     The trust agreements for certain of the trusts listed in this filing authorize the trustees of the trusts to vote the shares of Common Stock of the Issuer held by them, in their discretion, in concert with members of the Kim Family. James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim, David D. Kim and John T. Kim. Susan

Schedule 13D/A
Y. Kim is the parent of Alexandra Kim Panichello, Jacqueline Mary Panichello and Dylan James Panichello. John T. Kim is the parent of Allyson Lee Kim and Jason Lee Kim.
     The 8,180,400 shares held by the 2008 Trusts have been pledged to Agnes C. Kim as collateral for the promissory notes issued to purchase such shares. If an event of default with respect to any of the promissory notes occurs, which may include failure to make note payments when due, default in a payment of other borrowed money, distribution of a substantial part of a trust’s property, judgments exceeding $25,000 being entered against a trust or the value of the shares purchased by a trust dropping to less than 75% of their purchase price, Agnes C. Kim may declare any such promissory note in default and acquire voting and investment power with respect to the shares pledged as collateral.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     The following documents are filed as exhibits:

Exhibit
Number	Exhibit Name
1	Amended and Restated Agreement regarding joint filing

2	Form of Term Promissory Notes dated February 11, 2008

3	Form of Limited Guaranty Agreements dated February 11, 2008

4	Form of Pledge and Security Agreements dated February 11, 2008

Schedule 13D/A
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 4, 2008

/s/ James J. Kim James J. Kim

/s/ Agnes C. Kim Agnes C. Kim

/s/ John T. Kim John T. Kim

/s/ David D. Kim David D. Kim, as Trustee

/s/ John T. Kim John T. Kim, as Trustee

/s/ Susan Y. Kim Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:	/s/ David D. Kim David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:	/s/ John T. Kim John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Schedule 13D/A

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ David D. Kim David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Schedule 13D/A

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ John T. Kim John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ David D. Kim David D. Kim, as Trustee

Schedule 13D/A
SCHEDULE I
ITEM 2. Name of Person Filing
               James J. Kim
(a)	Present principal occupation or employment: Chairman and CEO of Issuer

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2. Name of Person Filing
               Agnes C. Kim
(a)	Present principal occupation or employment: Private Investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2. Name of Person Filing
               John T. Kim
(a)	Present principal occupation or employment: Private investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2. Name of Person Filing
               David D. Kim, as Trustee
(a)	Present principal occupation or employment: Private investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286
ITEM 2. Name of Person Filing
               Susan Y. Kim, as Trustee
(a)	Present principal occupation or employment: Private Investor

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

Schedule 13D/A
ITEM 2. Name of Person Filing
               John T. Kim, as Trustee
(a)	Present principal occupation or employment:

(b)	Address of Principal Business Office, or if none, Residence 1900 S. Price Road, Chandler, AZ 85286

Schedule 13D/A
EXHIBIT INDEX

Exhibit
Number	Exhibit Name

1	Amended and Restated Agreement regarding joint filing

2	Form of Term Promissory Notes dated February 11, 2008

3	Form of Limited Guaranty Agreements dated February 11, 2008

4	Form of Pledge and Security Agreements date February 11, 2008

EXHIBIT 1
This Amended and Restated Agreement made by the undersigned persons certifies that each undersigned person agrees that the statement on Schedule 13D/A, and all amendments thereto, to which this Exhibit I is attached is filed on behalf of each of them and the Group. The “Group” (as defined in Rule 13d-5(b)) may be deemed to be composed of the following persons:
o	James J. Kim

o	Agnes C. Kim

o	John T. Kim

o	David D. Kim, as Trustee

o	John T. Kim, as Trustee

o	Susan Y. Kim, as Trustee

o	David D. Kim Trust of 12/31/87

o	John T. Kim Trust of 12/31/87

o	Susan Y. Kim Trust of 12/31/87

o	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

o	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

o	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

o	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

o	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

o	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

o	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

o	Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

o	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

o	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

o	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

o	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

o	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

o	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
Each undersigned further agrees the information as it pertains to each undersigned is accurate and complete and that each undersigned has no knowledge or reason to believe that information as it relates to the other persons making this filing is inaccurate.
Dated: March 19, 2008

/s/ James J. Kim James J. Kim

/s/ Agnes C. Kim Agnes C. Kim

/s/ John T. Kim
John T. Kim

/s/ David D. Kim
David D. Kim, as Trustee

/s/ John T. Kim
John T. Kim, as Trustee

/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:	/s/ David D. Kim David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:	/s/ John T. Kim John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jason Lee Kim dated 11/17/03

By:	/s/ John T. Kim John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ David D. Kim David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ John T. Kim John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ David D. Kim David D. Kim, as Trustee

EXHIBIT 2
THIS NOTE WILL NOT BE REGISTERED UNDER THE U.S. FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY U.S. STATE’S SECURITIES LAWS (COLLECTIVELY WITH THE SECURITIES ACT, THE “ACTS”). THE NOTE MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS UNLESS IT IS INCLUDED IN AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACTS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.
FORM OF TERM PROMISSORY NOTE

$	February 11, 2008
     For value received, the James J. Kim 2008 Trust FBO                     _, established pursuant to a Trust Agreement dated February 5, 2008 (the “Trust” or the “Maker”), intending to be legally bound, promises to pay to the order of Agnes C. Kim (the “Holder”), on or before February 10, 2011 (the “Maturity Date”), the principal sum of                      MILLION                      HUNDRED                      THOUSAND                      HUNDRED                      and ___/100 DOLLARS ($                    ), with interest on the outstanding principal balance from the date hereof at the interest rate specified below.
     1. The unpaid principal balance of this Note shall bear interest at the annual rate of 3.11%. Interest on the outstanding balance shall be payable annually on the anniversary of the date hereof.
     2. The entire unpaid principal amount of this Note, together with any accrued interest, is payable in full on February 10, 2011, subject to prior prepayment or acceleration as provided herein.
     3. The Maker may prepay the outstanding accrued interest or principal amount of this Note in whole or in part at any time without penalty. Payments under this Note, including amounts designated as prepayments, will be applied first to accrued interest and other charges and then to principal.
     4. The Maker agrees to pay all reasonable costs and expenses incurred by the Holder in enforcing collection of this Note, including reasonable attorneys’ fees and court costs.
     5. All payments must be made to the Holder in immediately available U.S. funds at the Holder’s address specified in Section 10 or to such other person or address as the Holder may communicate to the Maker by giving five business days’ prior written notice.
     6. The occurrence or existence of one or more of the following events or conditions (whatever the reason for such event or condition and whether voluntary, involuntary or effected by operation of law) shall constitute an “Event of Default” under this Note:
(a)	The Maker shall fail to pay any amount payable pursuant to this Note when due and such failure to pay shall continue for a period which is ten (10) days after the Holder shall have given written notice to the Maker of such failure;

(b)	The Maker (i) defaults (as principal or as guarantor or other surety) in any payment of principal of or interest on any obligation for borrowed money or (ii) defaults in the observance of any covenant, term or condition contained in any agreement or instrument by which such obligation is created, secured or evidenced if the effect of such default is to cause, or to permit the holder or holders of such obligation (or a trustee or agent on behalf of such holder or holders) to cause, all or part of such obligation to become due before its or their otherwise stated maturity;

(c)	The existence of the Maker terminates or any substantial part of its property is distributed, or the Maker takes any action in furtherance of either of the foregoing;

(d)	The Maker breaches any term, provision or covenant made in this Note or any term, provision or covenant of the Maker under that certain Stock Purchase Agreement between the Maker and the Holder dated as of the date hereof (the “Purchase Agreement”);

(e)	One or more judgments for the payment of money are entered against the Maker, which judgment or judgments exceed $25,000 in the aggregate, and such judgment or judgments remain undischarged and unstayed for a period of 60 consecutive days;

(f)	A writ or warrant of attachment, garnishment, execution, distraint or similar process is issued against the Maker or any of its properties which remains undischarged and unstayed for a period of 60 consecutive days;

(g)	The value of the Sale Shares (as defined in the Purchase Agreement) shall at any time and from time to time, decrease by more than 25% from the value of the Sale Shares on the date hereof;

(h)	A proceeding is instituted against the Maker seeking a declaration or order for relief, or entailing a finding that the Maker is insolvent or bankrupt, or seeking the appointment of a receiver, trustee, custodian, liquidator, sequestrator or similar official for the Maker or any of its properties or assets, and such proceeding results in the making, entry or grant of any such declaration, order, finding, relief or appointment, or such proceeding remains undismissed and unstayed for a period of 60 consecutive days; or

(i)	The Maker becomes insolvent or bankrupt, becomes generally unable to pay its debts as they become due, makes a general assignment for the benefit of creditors, institutes a proceeding described in subsection (g) above, consents to any such declaration, order, finding, relief or appointment described in subsection (g) above or takes any action in furtherance of any of the foregoing.
                    If an Event of Default specified in clauses (a), (b), (d), (e), (f) or (g) occurs and continues to exist, the Holder may declare this Note and all sums due hereunder to be immediately due and payable. Upon the occurrence of an Event of Default described in clauses (c), (h) or (i) above, this Note and all sums due hereunder shall be automatically and immediately due and payable.

7. Negative Covenants.
(a)	Debt. The Maker will not at any time create, incur, assume or permit to exist any indebtedness other the indebtedness evidenced by this Note and indebtedness for amounts not exceeding the interest on this Note, which additional indebtedness is guaranteed by James J. Kim.

(b)	Liens. The Maker will not create, incur, assume or permit to exist any lien or encumbrance on any of its respective assets, now owned or hereafter acquired, except for those in favor of the Holder.

(c)	Guarantees. The Maker will not create, incur, assume or permit to exist any guarantee of indebtedness except for those in favor of the Holder or the Maker.

(d)	Loans and Investments. The Maker will not at any time make or permit to remain outstanding any loan or advance to, or any investment in, any other person, or agree, become or remain liable to do any of the foregoing, except: (A) the Maker may make and own investments in (i) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof, (ii) commercial paper maturing no more than one year from the date issued and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor’s Corporation or at least P 1 from Moody’s Investors Service, Inc., (iii) certificates of deposit or bankers’ acceptances maturing within one year from the date of issuance thereof issued by, or overnight reverse repurchase agreements from, any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia having combined capital and surplus of not less than $500,000,000, (iv) time deposits maturing no more than 30 days from the date of creation thereof with commercial banks having membership in the Federal Deposit Insurance Corporation in amounts not exceeding the lesser of $100,000 or the maximum amount of insurance applicable to the aggregate amount of the Borrowers’ and their Subsidiaries’ deposits at such institution, (v) deposits or investments in mutual or similar funds offered or sponsored by brokerage or other companies having membership in the Securities Investor Protection Corporation in amounts not exceeding the lesser of $100,000 or the maximum amount of insurance applicable to the aggregate amount of the Maker’s deposits at such institution; provided, that such investments are not subject to setoff rights in favor of the issuing bank arising from any banking relationship with the Maker and (vi) the Maker may own the Sale Shares (as defined in the Purchase Agreement); and (B) the Maker may make investments, other than those described in subsection (A) above, not to exceed $100,000.00, in the aggregate without the Holder’s written consent.

(e)	Disposition of Assets. The Maker will not sell or otherwise dispose of more than 20% of the value of its assets on the date hereof, in the aggregate during any twelve-month period.

     8. THE MAKER HEREBY IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OR THE PROTHONOTARY OR CLERK OF ANY COURT IN THE COMMONWEALTH OF PENNSYLVANIA, OR ELSEWHERE, TO APPEAR AT ANY TIME FOR THE MAKER AFTER THE OCCURRENCE OF AN EVENT OF DEFAULT UNDER THIS NOTE, AND WITH OR WITHOUT COMPLAINT FILED, AS OF ANY TERM, CONFESS OR ENTER JUDGMENT AGAINST THE MAKER FOR THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE AND ALL ACCRUED INTEREST, TOGETHER WITH COSTS OF SUIT AND REASONABLE ATTORNEYS’ FEES FOR COLLECTION, BUT IN ANY EVENT NOT LESS THAN FIVE HUNDRED DOLLARS ($500); AND FOR SO DOING, THIS NOTE OR A COPY OF THIS NOTE VERIFIED BY AFFIDAVIT SHALL BE SUFFICIENT TO WARRANT. THE AUTHORITY GRANTED IN THIS NOTE TO CONFESS JUDGMENT AGAINST THE MAKER SHALL NOT BE EXHAUSTED BY ANY EXERCISE OF THAT AUTHORITY, BUT SHALL CONTINUE FROM TIME TO TIME AND AT ALL TIMES UNTIL PAYMENT IN FULL OF ALL AMOUNTS DUE UNDER THIS NOTE.
          MAKER HEREBY IRREVOCABLY WAIVES AND RELEASES ALL ERRORS IN SAID PROCEEDINGS AND IN THE ENTRY OF ANY JUDGMENT RESULTING THEREFROM, STAY OF EXECUTION, THE RIGHT OF INQUISITION AND EXTENSION OF TIME OF PAYMENT.
          MAKER EXPRESSLY AUTHORIZES THE ENTRY OF REPEATED JUDGMENTS UNDER THESE PARAGRAPHS NOTWITHSTANDING ANY PRIOR ENTRY OF JUDGMENT IN THE SAME OR ANY OTHER COURT FOR THE SAME OBLIGATION OR ANY PART THEREOF. MAKER FURTHER EXPRESSLY AUTHORIZES HOLDER TO EXECUTE ON ANY JUDGMENT OBTAINED AS PROVIDED ABOVE BY ANY LEGAL MEANS, INCLUDING WITHOUT LIMITATION BY SEIZING PROPERTY OF MAKER.
          MAKER EXPRESSLY ACKNOWLEDGES THAT THIS IS A COMMERCIAL TRANSACTION, THAT THE FOREGOING PROVISIONS FOR CONFESSION OF JUDGMENT HAVE BEEN READ, UNDERSTOOD AND VOLUNTARILY AGREED TO BY MAKER AND REVIEWED WITH MAKER’S COUNSEL AND THAT BY AGREEING TO SUCH PROVISIONS MAKER IS WAIVING IMPORTANT LEGAL RIGHTS, INCLUDING ANY RIGHT TO NOTICE OR A HEARING WHICH MIGHT OTHERWISE BE REQUIRED BEFORE ENTRY OF JUDGMENT HEREUNDER, THE EXECUTION ON ANY SUCH JUDGMENT OR THE SEIZING OF MAKER’S PROPERTY IN CONNECTION WITH ANY SUCH EXECUTION.
     9. To the extent permitted by applicable law, the Maker (a) waives diligence, presentment for payment, protest and notice of nonpayment, dishonor, default and acceleration and (b) waives and releases the Holder and her attorneys from all errors, defects and imperfections in any proceeding instituted or maintained by the Holder hereunder. All amounts payable in respect of this Note shall be paid without counterclaim, set-off, deduction, defense, suspension or deferment.

     10. This Note may be amended only by a writing signed by the Maker and the Holder. The rights and remedies of the Holder are cumulative and not exclusive of any rights or remedies which the Holder would otherwise have. No single or partial exercise of any right or remedy by the Holder, and no discontinuance of steps to enforce any right or remedy, will preclude any further exercise thereof or of any other right or remedy. The due performance or observance by the Maker of its obligations hereunder shall not be waived, and the rights and remedies of the Holder hereunder shall not be affected, by any course of dealing or performance or by any delay or failure of the Holder in exercising any such right or remedy. The due performance or observance by the Maker of its obligations hereunder may be waived only by a writing signed by the Holder, and any such waiver shall be effective only to the extent specifically set forth in such writing.
     11. All notices, demands, payments and other communications shall be:
a.	in writing;

b.	sent by messenger, certified or registered U.S. mail, a reliable express delivery service or fax (with a copy sent by one of the foregoing means), charges prepaid as applicable, to the appropriate address(es) or number(s) set forth below; and

c.	deemed to have been given on the date of receipt by the addressee (or, if the date of receipt is not a business day, on the first business day after the date of receipt), as evidenced by (i) a receipt executed by the addressee (or a responsible person at her or its address, as applicable), the records of the person delivering the communication or a notice to the effect that the addressee refused to claim or accept the communication, if sent by messenger, U.S. mail or express delivery service, or (ii) a receipt generated by the sender’s fax machine showing that the communication was sent to the appropriate number on a specified date, if sent by fax machine.
All communications shall be sent to the following addresses or numbers, or to such other addresses or numbers as either party may communicate to the other by giving five business days’ prior notice:

If to the Maker:	If to the Holder:

[Name and address of Trust]	[Name and address of Maker]

Fax No.: (___) ___	Fax No.: (___) ___
     12. The successors and assigns of the Maker shall be bound by the terms of this Note; the rights and privileges of the Holder under this Note shall inure to the benefit of her heirs, personal representatives, legal representatives, administrators and assigns.
     13. The Maker acknowledges and agrees that this Note is issued on a full recourse basis to the Holder, and, as such, upon the occurrence of an Event of Default, the Holder shall have recourse to all of the assets of the Maker. Notwithstanding the foregoing, the Holder shall have no recourse against the trustees of the Trust, who shall have no personal liability as a result of the issuance of this Note by the Trust or the occurrence of an Event of Default.
     14. If any provision of this Note shall for any reason be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if this Note had never contained the invalid or unenforceable provision.
     14. (a) THE MAKER HEREBY:
               (i) IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF MONTGOMERY COUNTY, PENNSYLVANIA AND TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT INCLUDING PHILADELPHIA, PENNSYLVANIA FOR THE PURPOSES OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE;
               (ii) WAIVES AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH ACTION OR PROCEEDING, ANY CLAIM THAT (A) THE MAKER IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) THE ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR (C) THE VENUE OF THE ACTION OR PROCEEDING IS IMPROPER; AND
               (iii) AGREES THAT, NOTWITHSTANDING ANY RIGHT OR PRIVILEGE THE MAKER MAY POSSESS AT ANY TIME, THE MAKER AND THE MAKER’S PROPERTY ARE AND SHALL BE GENERALLY SUBJECT TO SUIT ON ACCOUNT OF THE OBLIGATIONS ASSUMED BY THE MAKER HEREUNDER.
          (b) THE MAKER AGREES THAT SERVICE IN PERSON OR BY CERTIFIED OR REGISTERED U.S. MAIL TO THE MAKER’S ADDRESS SET FORTH IN SECTION 10 SHALL CONSTITUTE VALID IN PERSONAM SERVICE UPON THE MAKER AND THE MAKER’S SUCCESSORS AND ASSIGNS IN ANY ACTION OR PROCEEDING WITH RESPECT TO ANY MATTER AS TO WHICH THE MAKER HAS SUBMITTED TO JURISDICTION HEREUNDER.
          (c) NOTWITHSTANDING THE FOREGOING, THE HOLDER MAY AT HER OPTION BRING ANY ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE AGAINST THE MAKER OR ANY OF THE MAKER’S ASSETS IN THE COURTS OF ANY JURISDICTION OR PLACE WHERE THE MAKER OR SUCH ASSETS MAY BE FOUND OR WHERE THE MAKER MAY BE SUBJECT TO PERSONAL JURISDICTION, AND MAY EFFECT SERVICE OF PROCESS AS PROVIDED UNDER APPLICABLE LAW.
     15. This Note shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania without regard to any jurisdiction’s conflicts of laws provisions.

SIGNATURE PAGES FOLLOW
SIGNATURE PAGE TO TERM PROMISSORY NOTE

Issued By:
JAMES J. KIM 2008 TRUST FBO [Name or description of beneficiaries]

By:
[Name of Trustee], Trustee

By:
[Name of Trustee], Trustee

By:
[Name of Trustee], Trustee

EXHIBIT 3
FORM OF LIMITED GUARANTY
     THIS LIMITED GUARANTY AGREEMENT (this “Agreement”), dated as of February 11, 2008, is made by JAMES J. KIM, an individual resident at [address] (“Guarantor”), in favor of AGNES C. KIM, an individual resident at [address] (“Seller”), in connection with that certain Stock Purchase Agreement (as the same may be amended, the “Purchase Agreement”) dated February 11, 2008 between Seller and the James J. Kim 2008 Trust FBO [Name or description of beneficiaries] (“Buyer”).
R E C I T A L S:
     WHEREAS, in order to induce Seller to enter into the Purchase Agreement, Guarantor has agreed, subject to the terms and conditions contained in this Agreement, to guarantee the obligations of Buyer under the Term Promissory Note (the “Note”) of even date herewith executed by Buyer in favor of Seller (the “Obligations”) and to execute and deliver this Agreement; and
     WHEREAS, Buyer is a trust created by Guarantor, and Guarantor will benefit, directly or indirectly, from the consummation of the transaction contemplated by the Purchase Agreement;
     NOW, THEREFORE, in consideration of the foregoing, and intending to be legally bound hereby, Guarantor agrees as follows:
     Section 1. Guaranty of Obligations.
     (a) Guarantor fully, irrevocably and unconditionally guarantees performance of the Obligations. This Agreement shall be a full, unconditional, irrevocable, absolute and continuing guaranty of performance and not a guaranty of collection, and Guarantor shall remain liable on his obligations hereunder until the payment and performance in full of the Obligations; provided, however, that Guarantor’s liability hereunder shall not exceed 20% of the amount due and payable by the Buyer under the Note (the “Guaranteed Amount”). If Buyer defaults as to any of the Obligations, Guarantor shall promptly pay the Guaranteed Amount, or such lesser amount as is owed by Buyer, to Seller
     (b) Except as provided in subsection (f) below, Guarantor’s guaranty and responsibility shall not be discharged, released, diminished, or impaired in whole or in part by any setoff, counterclaim, defense, act or occurrence which Guarantor may have against Seller as a result or arising out of the Purchase Agreement or any other transaction.
     (c) The obligations of Guarantor hereunder shall not be released, discharged, diminished or impaired by (i) the renewal, extension, modification or alteration by Seller and Buyer, with or without the knowledge or consent of Guarantor, of the Note or of any liability or obligation of Buyer thereunder or of any related document or instrument, (ii) any forbearance or compromise granted to Buyer by Seller except to the extent of such forbearance or compromise, (iii) the bankruptcy, insolvency, liquidation, receivership, dissolution, winding-up or termination of Buyer, (iv) the inaccuracy of any of the representations and warranties of Seller under the Purchase Agreement, (v)

any neglect, delay, omission, failure or refusal of Seller to take or prosecute any action in connection with the Note or any security therefor, (vi) the full or partial release of Buyer from any liability or obligation, except that Guarantor shall be released pro tanto to the extent that Seller expressly releases Buyer from liability with respect to the Obligations, or (vii) any other circumstance relating to the Obligations that might otherwise constitute a legal or equitable discharge of or defense to the Guarantor not available to Buyer.
     (d) Guarantor waives notice of (i) acceptance of this Agreement, (ii) the creation, renewal, extension, modification, alteration or existence of any liability or obligation of Buyer constituting part of the Obligations, (iii) any breach of or default in the liabilities or obligations of Buyer, (iv) any impairment of any collateral securing satisfaction of the Obligations, including, without limitation, failure to perfect, or to maintain the perfection of, any lien or security interest in such collateral, (v) any right to require the marshaling of Buyer’s assets, (vi) the benefit of all laws now or hereafter in effect in any way limiting or restricting the liability of Guarantor hereunder, (vii) all defenses or circumstances whatsoever to Guarantor’s liability hereunder, including, without limitation, those which might constitute a legal or equitable discharge of a guarantor or surety, but specifically excluding the defense of payment, (viii) all right to stay of execution and exemption of property in any action to enforce the liability of Guarantor hereunder and (ix) any act or omission by Seller which changes the scope of Guarantor’s risk.
     (e) If Buyer fails to perform the Obligations, in whole or in part, when such Obligations are due, Guarantor shall promptly perform such Obligations; provided that Guarantor shall not be obligated to pay more than the Guaranteed Amount. Seller may enforce Guarantor’s obligations under this Agreement without first suing Buyer or joining Buyer in any suit against Guarantor, or enforcing any rights and remedies against Buyer, or otherwise pursuing or asserting any claims or rights against Buyer or any other person or entity or any of its or their property which may also be liable with respect to the matters for which Guarantor is liable under this Section 1.
     (f) Guarantor reserves the right to assert defenses which Buyer may have to payment or performance of any Obligation, other than defenses that Buyer may possess relating to (i) lack of validity or enforceability against Buyer of the Note, the Purchase Agreement or the Pledge and Security Agreement of even date herewith (the “Pledge”), (ii) Buyer’s lack of authority to enter into or perform the Purchase Agreement or (iii) the termination of existence, liquidation, insolvency, bankruptcy, receivership, or other reorganization of Buyer.
     Section 2. Reinstatement. This Agreement shall continue to be effective, or be reinstated, as the case may be, if, at any time prior to Guarantor’s payment of the Guaranteed Amount, payment of any of the Obligations is rescinded or must otherwise be restored or returned by Seller upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Buyer, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Buyer or any substantial part of its property, or otherwise, all as though such payments had not been made.
     Section 3. Subordination. Until such time as Buyer has no further Obligations or the Guaranteed Amount has been paid by Guarantor hereunder, Guarantor hereby does, and in the future shall, absolutely and unconditionally subordinate, both in right and time of payment, all present and future indebtedness of Buyer to Guarantor. Guarantor will deliver to Seller such evidence of such subordination as Seller may reasonably request from time to time.
     Section 4. Subrogation. Guarantor hereby waives and agrees not to exercise any subrogation rights which it may acquire against Buyer, whether by any payment made by Guarantor hereunder or otherwise.
     Section 5. Disgorgement. If any amount is paid to Guarantor on account of any subordinate indebtedness described in Section 3 at any time prior to the earlier of (i) the date when Buyer has no further Obligations or (ii) the date when all amounts to be paid by Guarantor hereunder have been paid in full, such amount will be held in trust for the benefit of Seller, will be segregated from the other funds of Guarantor and will promptly be paid over to Seller to be applied against the Obligations, whether matured or unmatured, and all amounts to be paid by Guarantor pursuant hereto, in accordance with the terms hereof.
     Section 6. Representation as to Benefit. Guarantor warrants and represents for and as to himself that he has received, or will receive, direct or indirect benefit from the making of this Agreement.
     Section 7. Representations and Warranties of Guarantor. Guarantor hereby represents and warrants to Seller as follows:
     (a) Authority Relative to this Agreement. Guarantor has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Guarantor, and this Agreement constitutes a valid and binding agreement of Guarantor, enforceable against Guarantor in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, (ii) general principles of equity, and (iii) the power of a court to deny enforcement or remedies generally based upon public policy.
     (b) Consents and Approvals; No Violation. Neither the execution and delivery by Guarantor of this Agreement nor the performance of his obligations under this Agreement contemplated hereby do or will (i) require any further consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Guarantor is a party or by which Guarantor or any of his assets may be bound or (iii) violate any law, order, writ, injunction, decree, statute, rule or regulation applicable to Guarantor, or any of his assets.
     (d) Litigation; Claims. As of the date hereof there is no claim, action, proceeding or investigation pending or, to the knowledge of Guarantor, threatened against Guarantor before any court or governmental or regulatory authority or body that would prevent or delay in any material respect the performance by Guarantor of the guaranty contemplated hereby. Guarantor is not subject to any judgment or outstanding order, writ, injunction or decree that would have an adverse effect on his ability to perform his obligations under the guaranty contemplated hereby and that would prevent or delay in any material respect the performance by Guarantor of this Agreement.

     (e) Information with respect to Buyer. Guarantor has adequate means to obtain from Buyer on a continuing basis information concerning the financial condition of Buyer and Guarantor is not relying on Seller to provide such information to Guarantor now or in the future.
     Section 8. Waiver of Jury Trial; Consent to Jurisdiction and Service of Process.
     (a) Guarantor hereby waives the right to a trial by jury in any action or proceeding in which Guarantor or his heirs, personal representatives or assigns are a party as to all matters and things arising out of or relating to this Agreement.
     (b) Guarantor hereby:
          (i) irrevocably submits to the jurisdiction of the courts of the Commonwealth of Pennsylvania in Montgomery County and to the jurisdiction of the United States District Court for the Eastern District of Pennsylvania for the purposes of any action or proceeding arising out of or relating to this Agreement;
          (ii) waives and agrees not to assert, by way of motion, as a defense or otherwise, in any such action or proceeding, any claim that (A) he is not personally subject to the jurisdiction of such courts, (B) the action or proceeding is brought in an inconvenient forum or (C) the venue of the action or proceeding is improper; and
          (iii) agrees that, notwithstanding any right or privilege he may possess at any time, Guarantor and his property are and will be generally subject to suit on account of the obligations assumed by him hereunder.
     (c) Guarantor agrees that service in person or by certified or registered U.S. mail to his address set forth in Section 11 shall constitute valid in personam service upon Guarantor and his heirs, personal representatives and assigns in any action or proceeding with respect to any matter as to which he has submitted to jurisdiction hereunder.
     (d) Notwithstanding the foregoing, Seller may at her option bring any action or other proceeding arising out of or relating to this Agreement against Guarantor or any of his assets in the courts of any jurisdiction or place where Guarantor or such assets may be found or where Guarantor may be subject to personal jurisdiction, and may effect service of process as provided under any applicable law.
     (e) Guarantor expressly acknowledges that this is a commercial transaction that the foregoing provisions for waiver of jury trial, consent to jurisdiction and service of process have been read, understood and voluntarily agreed to by Guarantor and that by agreeing to such provisions Guarantor is waiving important legal rights.
     Section 9. Benefit. This Agreement shall inure to the benefit of Seller and her heirs, personal representatives and assigns and shall be binding upon Guarantor and his heirs, personal representatives and assigns; provided, that (a) Guarantor may not delegate his obligations under this

Agreement without the prior written consent of Seller and Seller may assign this Agreement only to a purchaser of the Note, (b) no assignment or other transfer by, through or under Seller shall operate to increase Guarantor’s obligations hereunder, and (c) Guarantor shall be fully protected in making and shall receive full credit for any payments or other performance made by him to Seller or her heirs or personal representatives with respect to the Obligations prior to the time Guarantor receives written notice of such assignment.
     Section 10. Term; Continuing Guaranty. This Guaranty will have an initial term of one year and will automatically renew, on each anniversary of the date hereof (the “Renewal Date”), for consecutive one year periods until the Renewal Date (the “Termination Date”) on which the average closing price of the Company (as defined in the Purchase Agreement) stock on the NASDAQ exchange over the preceding five-week period is at least 200% of the mean between the highest and lowest selling prices of the Company stock on the NASDAQ exchange on the date hereof. Subject to the terms, conditions and limitations hereof, this Agreement is a continuing guaranty and shall remain in full force and effect and be binding upon Guarantor until the Obligations have been satisfied in full, Guarantor has paid the full Guaranteed Amount or the Termination Date, whichever shall first occur.
     Section 11. Notices. All notices, consents, requests, demands and other communications required or permitted under this Agreement: (a) shall be in writing; (b) shall be sent by messenger, certified or registered U.S. mail, a reliable express delivery service or telefacsimile (with a copy sent by one of the foregoing means), charges prepaid as applicable, to the appropriate address(es) or number(s) set forth below; and (c) shall be deemed to have been given on the date of receipt by the addressee (or, if the date of receipt is not a business day, on the first business day after the date of receipt), as evidenced by (i) a receipt executed by the addressee (or a responsible person in his or her office), the records of the person delivering such communication or a notice to the effect that such addressee refused to claim or accept such communication, if sent by messenger, U.S. mail or express delivery service, or (ii) a receipt generated by the sender’s telecopier showing that such communication was sent to the appropriate number on a specified date, if sent by telefacsimile. All such communications shall be sent to the following addresses or numbers, or to such other addresses or numbers as any party may inform the others by giving five business days’ prior notice:
To Seller:
Agnes C. Kim
[Address]
To Guarantor:
James J. Kim
[Address]
     Section 12. Guaranty Unenforceable. If any one or more of the provisions contained in this Guaranty shall for any reason be held to be invalid, illegal or unenforceable in any respect, such holding shall not affect any other provision of this Guaranty, but this Guaranty shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

     Section 13. Miscellaneous. This Agreement: (a) may be amended only by a writing signed by Guarantor and Seller; (b) contains the entire agreement of the Guarantor and Seller with respect to the transactions contemplated hereby and supersedes all prior written and oral agreements, and all contemporaneous oral agreements, relating to such transactions; (c) will be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of law rules; and (d) is binding upon, and will inure to the benefit of, Guarantor and Seller and their respective heirs, personal representatives and permitted assigns. The waiver by Guarantor or Seller of any breach or violation of any provision of this Agreement will not operate or be construed a waiver of any subsequent breach or violation hereof.
     Section 14. Confession of Judgment. The following paragraph sets forth a warrant of authority for an attorney to confess judgment against the Guarantor. In granting this warrant to confess judgment against Guarantor, Guarantor hereby knowingly, intentionally, voluntarily and unconditionally waives any and all rights Guarantor has or may have to prior notice and an opportunity for hearing:
     GUARANTOR UNCONDITIONALLY AND IRREVOCABLY AUTHORIZES AND EMPOWERS ANY ATTORNEY OR ANY PROTHONOTARY, CLERK OF COURT OR COURT OF RECORD, AS ATTORNEY FOR THE GUARANTOR, AT ANY TIME AFTER THE GUARANTOR’S FAILURE TO PAY ANY OF THE GUARANTEED OBLIGATIONS WITHIN THIRTY (30) DAYS AFTER WRITTEN NOTICE FROM THE SELLER TO GUARANTOR THAT THE GUARANTEED OBLIGATIONS ARE DUE, TO APPEAR FOR GUARANTOR IN SUCH COURT AND CONFESS JUDGMENT AGAINST GUARANTOR IN FAVOR OF THE SELLER AND HER HEIRS, PERSONAL REPRESENTATIVES AND ASSIGNS, FOR ALL OR ANY PORTION OF THE OUTSTANDING GUARANTEED OBLIGATIONS, TOGETHER WITH UNPAID INTEREST, COSTS OF SUIT AND ATTORNEYS’ FEES ADDED FOR COLLECTION IN AN AMOUNT EQUAL TO TEN PERCENT (10%) OF SUCH SUM, OR SUCH AMOUNT AS OTHERWISE PERMITTED BY LAW. GUARANTOR ALSO RELEASES ALL ERRORS, AND TO THE EXTENT PERMITTED BY LAW, WAIVES AND RELEASES ALL RELIEF FROM ANY AND ALL APPRAISEMENT, STAY OR EXEMPTION LAWS OF ANY STATE NOW IN FORCE OR HEREAFTER ENACTED. IF A COPY OF THIS GUARANTY, VERIFIED BY AFFIDAVIT OF SELLER OR SOMEONE ON BEHALF OF SELLER, SHALL HAVE BEEN FILED IN SUCH ACTION, IT SHALL NOT BE NECESSARY TO FILE AN ORIGINAL OF THIS GUARANTY AS A WARRANT OF ATTORNEY. THE AUTHORITY AND POWER TO APPEAR FOR AND ENTER JUDGMENT AGAINST GUARANTOR SHALL NOT BE EXHAUSTED BY THE INITIAL EXERCISE THEREOF OR BY ANY IMPERFECT EXERCISE THEREOF AND SHALL NOT BE EXTINGUISHED BY ANY JUDGMENT ENTERED PURSUANT THERETO; THE AUTHORITY AND POWER MAY BE EXERCISED ON ONE OR MORE OCCASIONS, FROM TIME TO TIME, IN THE SAME OR DIFFERENT JURISDICTIONS, AS OFTEN AS SELLER SHALL DEEM NECESSARY OR DESIRABLE, FOR ALL OF WHICH THIS GUARANTY OR A VERIFIED COPY HEREOF SHALL BE A SUFFICIENT WARRANT. TO THE EXTENT PERMITTED BY LAW. INTEREST SHALL ACCRUE ON ANY UNPAID JUDGMENT AT THE HIGHEST RATE OF INTEREST WHICH WOULD ACCRUE ON THE NOTE UPON THE OCCURRENCE OF AN EVENT OF DEFAULT UNDER THE NOTE.

     Section 15. Acknowledgment. GUARANTOR ACKNOWLEDGES THAT, PRIOR TO SIGNING THIS GUARANTY, GUARANTOR WAS GIVEN AN OPPORTUNITY TO READ IT, CAREFULLY EVALUATE IT AND ASK QUESTIONS ABOUT IT. GUARANTOR FURTHER ACKNOWLEDGES THAT HE WAS GIVEN THE RIGHT AND OPPORTUNITY TO HAVE THIS GUARANTY REVIEWED BY AN ATTORNEY OF HIS CHOOSING AND SELLER WAS PREPARED TO GIVE GUARANTOR A REASONABLE PERIOD OF TIME TO DO SO IF GUARANTOR SO DESIRED.
[SIGNATURE PAGE FOLLOWS]

SIGNATURE PAGE TO LIMITED GUARANTY
     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date and year first above written.

GUARANTOR:

James J. Kim

EXHIBIT 4
FORM OF PLEDGE AND SECURITY AGREEMENT
     This Pledge and Security Agreement (this “Pledge Agreement”) dated as of February 11, 2008, is executed and delivered by the JAMES J. KIM 2008 TRUST FBO [Name or description of beneficiaries], with an office at [address of Trust] (the “Pledgor”), to AGNES C. KIM, an individual resident at [address] (the “Secured Party”).
PREAMBLE
     Contemporaneously herewith, the Secured Party is selling the Pledged Stock (as defined herein) to the Pledgor pursuant to the terms of that certain Stock Purchase Agreement between Secured Party and Pledgor (the “Purchase Agreement”). As financing for Pledgor’s acquisition of the Pledged Stock, the Secured Party is making a loan (the “Loan”) to the Pledgor, evidenced by that certain Term Promissory Note of even date herewith, payable by the Pledgor to the Secured Party (as amended, renewed or restated from time to time, the “Promissory Note”). As a condition to the Secured Party making the Loan, the Secured Party has required that Pledgor execute and deliver this Pledge Agreement in order to secure, among other things, the Secured Obligations (as hereinafter defined). Pledgor acknowledges and agrees that its execution and delivery of this Pledge Agreement is a material inducement to the Secured Party to make the Loan and that without this Pledge Agreement, the Secured Party would not have agreed to make the Loan. In consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Pledgor, the Pledgor, agreeing to be legally bound, hereby covenants unto and agrees with the Secured Party, for the benefit of the Secured Party, as set forth in this Pledge Agreement.
AGREEMENT
1. Pledge. The Pledgor hereby pledges to the Secured Party and grants to the Secured Party a security interest in, a lien on and a pledge and assignment of the following:
     (a) [Number of shares purchased by Trust] shares of the capital stock of Amkor Technology, Inc., a Delaware corporation (“Amkor”), and the certificates representing the shares of such capital stock (the “Pledged Stock”) and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Stock; provided that the Pledged Stock shall be subject to adjustment as set forth in Section 10 of the Purchase Agreement.
     Pledgor has delivered to the Secured Party, for the Secured Party’s benefit, all certificates representing the Pledged Stock, duly endorsed in blank or accompanied by a stock power duly executed by Pledgor in blank, in form and substance satisfactory to Secured Party, with any and all other documents necessary to cause the Secured Party, for the Secured Party’s benefit, to have a good, valid and perfected continuing first priority pledge of and lien on the Pledged Stock (free and clear of any other liens other than those created by this Agreement), including, without limitation, any necessary notations in the corporate records books of Amkor or those of its transfer agent. For all purposes under this Agreement, each certificate representing the Pledged Stock shall bear the following legend:
THIS CERTIFICATE IS PLEDGED PURSUANT TO THE TERMS AND PROVISIONS OF THAT CERTAIN PLEDGE AND SECURITY AGREEMENT DATED AS OF FEBRUARY 11, 2008, BY AND AMONG THE JAMES J. KIM 2008 TRUST FBO [NAME OR DESCRIPTION OF BENEFICIARIES] AND AGNES C. KIM. FOR ALL PURPOSES THIS CERTIFICATE AND THE INTERESTS IT REPRESENTS SHALL BE DEEMED A SECURITY OR SECURITIES GOVERNED BY ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE.
     The Secured Party may, after the occurrence and during the continuance of a breach, default or event of default under the Promissory Note or this Pledge Agreement, after the expiration of the applicable cure period, if any (an “Event of Default”), upon Pledgor’s receipt of notice from the Secured Party, transfer or register the Pledged Stock or any part thereof into the Secured Party’s or the Secured Party’s nominee’s name with or without any indication that such Pledged Stock is subject to the security interest hereunder and Pledgor covenants that, upon demand by Secured Party, Pledgor shall, and shall cause the entity in which such Pledged Stock evidences an ownership stake to, effect such registration. In addition, the Secured Party may at any time exchange certificates or instruments representing or evidencing Pledged Stock for certificates or instruments of smaller or larger denominations.
2. Security for the Secured Obligations. As security for the full and timely payment and performance of all debts, liabilities, indebtedness, covenants, duties, obligations and agreements of any kind, nature or description whatsoever of the Pledgor to the Secured Party pursuant to the Promissory Note and this Pledge Agreement, whether heretofore, now or hereafter made, incurred, evidenced or created, whether voluntary or involuntary, and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, direct or indirect, foreseeable or unforeseeable (collectively the “Secured Obligations”) the Pledgor agrees that the Secured Party shall have, and the Pledgor grants to and creates in favor of the Secured Party, a security interest in and to all right title and interest of the Pledgor in the Accounts, Chattel Paper, Documents, Investment Property, General Intangibles, Instruments, Pledged Stock and Proceeds of each of them as is now owned or acquired after the date of this Pledge Agreement by the Pledgor (collectively the “Pledged Collateral”). The security interest granted to the Secured Party in this Pledge Agreement shall be a first priority security interest in the Pledged Collateral, prior and superior to the rights of all third parties in the Pledged Collateral existing on the date of this Pledge Agreement or arising after the date of this Pledge Agreement. Pledgor irrevocably and unconditionally authorizes Secured Party (or the Secured Party’s agent) to file at any time and from time to time such financing statements with respect to the Pledged Collateral, naming the Secured Party or the Secured Party’s designee as the secured party and Pledgor as the debtor, as Secured Party may require and including any other information with respect to Pledgor or otherwise as may be required by part 5 of Article 9 of the Code together with amendments and continuations with respect thereto. For purposes of this

Pledge Agreement, the “Code” shall mean the Uniform Commercial Code as in effect on the date of this Pledge Agreement and as amended from time to time, of the state or states having jurisdiction with respect to all or any portion of the Pledged Collateral from time to time. All capitalized terms used in this Section 2 and not otherwise defined herein, shall have the meaning ascribed to such term in the Code.
3. Pledged Stock Adjustments. If, during the term of this Pledge Agreement:
     (a) Any stock dividend, reclassification, recapitalization, readjustment, reorganization, split or other change is declared or made in the capital structure of Amkor and additional securities are issued in connection therewith, or
     (b) Any subscription warrants or any other rights or options are issued in connection with the Pledged Stock, or
     (c) Amkor is acquired by, merged into or consolidated with another entity, and the Pledged Stock is exchanged for other securities and/or cash, then any shares, warrants, rights, options, other securities or cash received with respect to, or in exchange for, the Pledged Stock shall be immediately delivered to and held by the Secured Party under the terms of this Pledge Agreement and shall constitute Pledged Stock hereunder.
4. Subsequent Changes Affecting Pledged Collateral. Pledgor represents, warrants and covenants unto the Secured Party that Pledgor is in a position to be informed of changes or potential changes affecting the Pledged Collateral, and Pledgor agrees that the Secured Party shall not have any obligation to inform the Pledgor of any such changes or potential changes or to take any action or omit to take any action with respect thereto.
5. Representations, Warranties and Covenants. Pledgor further represents, warrants and covenants unto the Secured Party as follows:
     (a) Pledgor is the sole legal and beneficial owner of all the shares of the Pledged Stock and the other Pledged Collateral free and clear of any lien, encumbrance, security interest, pledge or other claim or infirmity of any kind whatsoever, except for the security interest created by this Pledge Agreement;
     (b) All of the Pledged Stock has been duly authorized, validly issued and is fully paid and non-assessable;
     (c) Pledgor has the power, authority and full legal capacity to execute, deliver and perform this Pledge Agreement with respect to the Pledged Collateral and such execution, delivery and performance does not violate any agreement, law or governmental regulation to which Pledgor is a party or is subject;
     (d) There are no restrictions upon the voting rights associated with, or upon the transfer of, any of the Pledged Stock (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally);

     (e) Pledgor has the right to vote, pledge and grant a security interest in or otherwise transfer the Pledged Collateral free of any liens or encumbrances;
     (f) No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other person or entity is required either (i) for the pledge of the Pledged Collateral pursuant to this Pledge Agreement or for the execution, delivery or performance of this Pledge Agreement by Pledgor, or (ii) for the exercise by the Secured Party of the rights provided for in this Pledge Agreement or the remedies in respect of the Pledged Collateral pursuant to this Pledge Agreement (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally);
     (g) The pledge of the Pledged Collateral pursuant to this Pledge Agreement, together with the delivery to the Secured Party of the Pledged Collateral as required hereunder, creates a valid and perfected first-priority security interest in the Pledged Collateral, in favor of the Secured Party, securing the full and timely payment of the Secured Obligations;
     (h) Pledgor shall deliver to the Secured Party herewith a stock power in form and substance acceptable to the Secured Party (the “Power”) duly executed in blank, which Power shall be duly executed and shall give the Secured Party the authority it purports to confer; and
     (i) Pledgor will, at its own cost and expense, preserve and defend the Secured Party’s rights to the Pledged Collateral against the claims of all persons and will preserve and maintain the first priority lien and security interest with respect to the Pledged Collateral as long as this Pledge Agreement shall remain in force.
     The representations, warranties and covenants set forth in this Section 5 shall survive the execution and delivery of this Pledge Agreement.
6. Voting Rights. During the term of this Pledge Agreement, Pledgor shall have the right to vote the Pledged Stock.
7. Dividends and Other Distributions.
     (a) So long as no Event of Default has occurred or would result therefrom:
     (i) Subject to Section 3 hereof, Pledgor shall be entitled to receive and retain any and all dividends and distributions paid in respect of the Pledged Stock; and
     (ii) the Secured Party shall execute and deliver (or cause to be executed and delivered) to Pledgor any instruments Pledgor may reasonably request for the purpose of enabling Pledgor to receive the dividends or distributions which Pledgor is authorized to receive and retain pursuant to Section 7(a)(i) above.

     (b) After the occurrence and during the continuance of an Event of Default, or if any of the following would result in an Event of Default if paid to Pledgor:
     (i) All rights of Pledgor to receive any dividend or distribution in respect of the Pledged Stock shall cease, and all such rights shall thereupon become vested in the Secured Party, which shall thereupon have the sole right to receive and hold as Pledged Stock such dividends and distributions; and
     (ii) All proceeds governed by this Section 7(b), which are received by the Pledgor shall be received in trust for the Secured Party, shall be segregated from other funds of Pledgor and shall be paid over immediately to the Secured Party as Pledged Collateral in the same form as so received (with any necessary endorsements).
8. Transfers and Other Liens. Pledgor agrees that it will not (a) sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral, or (b) create or permit to exist any lien or encumbrance upon or with respect to any of the Pledged Collateral.
9. Remedies.
     (a) The Secured Party shall have, in addition to any other rights and remedies given under this Pledge Agreement or by law, all of the rights and remedies with respect to the Pledged Collateral of a secured party under the laws of the Commonwealth of Pennsylvania. In addition, after the occurrence and during the continuance of an Event of Default, the Secured Party shall have such powers of sale and other powers as may be conferred by applicable law. With respect to the Pledged Collateral or any part thereof which shall then be in or shall thereafter come into the possession or custody of the Secured Party or which the Secured Party shall otherwise have the ability to transfer under applicable law, the Secured Party may, in her sole discretion and without notice, except as specified below in Section 9(b), after the occurrence and during the continuance of an Event of Default, sell or cause the same to be sold at any exchange or at public or private sale, in one or more sales or lots, at such price as the Secured Party may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, and the purchaser of any or all of the Pledged Collateral so sold shall thereafter own the same, absolutely free from any claim, encumbrance or right of any kind whatsoever. The Secured Party may, in the Secured Party’s name, or in the name of a designee or nominee, buy the Pledged Collateral at any public sale and, if permitted by applicable law, buy the Pledged Collateral at any private sale. Pledgor shall pay to the Secured Party all reasonable expenses (including, without limitation, court costs and reasonable attorneys’ and paralegals’ fees and expenses) of, or incidental to, the enforcement of any of the provisions hereof.
     (b) Unless any of the Pledged Collateral threatens to decline speedily in value or is or becomes of a type sold on a recognized market, the Secured Party shall give Pledgor reasonable notice of the time and place of any public sale thereof, or of the time after which any private sale or other intended disposition is to be made. Any sale of the Pledged Collateral conducted in conformity with reasonable commercial practices of banks, commercial finance companies, insurance companies or other financial institutions disposing of property similar to the Pledged Collateral shall be deemed to be commercially reasonable. Notwithstanding any provision to the contrary contained herein, Pledgor agrees that any requirements of reasonable notice shall be met if such notice is received by Pledgor as provided in Section 21 below at least ten (10) business days before the time of the sale or disposition; provided, however, that the Secured Party may give any shorter notice that is commercially reasonable under the circumstances. Any other requirement of notice, demand or advertisement for sale is waived to the extent permitted by law.
     (c) If, at the original time or times appointed for the sale of the whole or any part of the Pledged Collateral, the highest bid, if there be but one sale, shall be inadequate to discharge in full all the Secured Obligations, or if the Pledged Collateral be offered for sale in lots, if at any of such sales, the highest bid for the lot offered for sale would indicate to the Secured Party, in the Secured Party’s discretion, the unlikelihood of the proceeds of the sales of the whole of the Pledged Collateral being sufficient to discharge all the Secured Obligations, or if applicable law would permit postponement or postponements of sale for any other reason, then the Secured Party may, on one or more occasions and in the Secured Party’s discretion, postpone any of said sales by public announcement at the time of sale or the time of previous postponement of sale, and no other notice of such postponement or postponements of sale need be given, any other notice being hereby waived; provided, however, that any sale or sales made after such postponement shall be after ten (10) days’ notice to Pledgor. Any surplus of cash or cash proceeds held by the Secured Party and remaining after the date on which all the Secured Obligations have been paid in full shall be paid over to the Pledgor or to such person or entity as may be lawfully entitled to receive such payment.
     (d) Pledgor agrees that, upon the occurrence and during the continuance of an Event of Default, it will not at any time plead, claim or take the benefit of any appraisal, valuation, stay, extension, moratorium or redemption law now or hereafter in force in order to prevent or delay the enforcement of this Pledge Agreement, or the absolute sale of the whole or any part of the Pledged Collateral or the possession thereof by any purchaser at any sale hereunder, and Pledgor waives the benefit of all such laws to the extent Pledgor lawfully may do so. Pledgor agrees that it will not interfere with any right, power or remedy of the Secured Party provided for in this Pledge Agreement or now or hereafter existing at law or in equity or by statute or otherwise, or the exercise or beginning of the exercise by the Secured Party of any one or more of such rights, powers, or remedies. No failure or delay on the part of the Secured Party to exercise any such right, power or remedy and no notice or demand which may be given to or made upon Pledgor by the Secured Party with respect to any such remedies shall operate as a waiver thereof, or limit or impair the Secured Party’s right to take any action or to exercise any power or remedy hereunder, without notice or demand, or prejudice the Secured Party’s rights as against Pledgor in any respect.
     (e) Pledgor further agrees that a breach of any of the terms or provisions contained in this Pledge Agreement will cause irreparable injury to the Secured Party, that the Secured Party has no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every term and provision contained in this Pledge Agreement shall be specifically enforceable against Pledgor.
10. Consent. Pledgor hereby consents that from time to time, before and after the occurrence or existence of an Event of Default, with or without notice to or assent from Pledgor, any other security at any time held by or available to the Secured Party for any of the Secured Obligations or any security at any time held by or available to the Secured Party for any obligation of any other person or entity secondarily or otherwise liable for any of the Secured Obligations, may be exchanged, surrendered or released, and any of the Secured Obligations may be changed, altered, renewed, extended, continued, surrendered, compromised, waived or released, in whole or in part, as the Secured Party may see fit, and Pledgor shall remain bound under this Pledge Agreement notwithstanding any such exchange, surrender, release, alteration, renewal, extension, continuance, compromise, waiver or inaction or other dealing.
11. The Secured Party Appointed Attorney-in-Fact. Pledgor hereby appoints the Secured Party as Pledgor’s attorney-in-fact, with full authority, in the name of Pledgor or otherwise, upon the occurrence and during the continuance of an Event of Default, from time to time in the Secured Party’s sole discretion, to take any action and to execute any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes of this Pledge Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same and to arrange for the transfer of all or any part of the Pledged Collateral on the books of Amkor or its transfer agent to the name of the Secured Party or the Secured Party’s nominee and to execute proxies enabling the Secured Party and the Secured Party’s representatives to exercise such powers and execute written consents and waivers in connection with the taking of any shareholder action, whether in the name of Pledgor or in the name of the Secured Party; provided, however, that the Secured Party shall have no duty to exercise any such right or to preserve the same and shall not he liable for any failure to do so or for any delay in doing so. This appointment shall be irrevocable and shall continue until the termination of this Pledge Agreement in accordance with Section 13. The Secured Party may exercise any of the Secured Party’s rights and execute any of the Secured Party’s duties hereunder by or through agents or employees and shall be entitled to advice of counsel concerning all matters pertaining to the Secured Party’s rights and duties hereunder.
12. Pledgor’s Waivers. The Secured Party’s security interest in the Pledged Collateral shall be absolute and unconditional regardless of the existence or occurrence of any of the following, and Pledgor expressly waives its right to the return of the Pledged Collateral in case of an Event of Default hereunder, together with any defense or discharge which might otherwise arise from any of the following:
     (a) any lack of validity or enforceability of this Pledge Agreement or any other agreement or instrument relating hereto or thereto or otherwise relating to the Secured Obligations;
     (b) any change in the time, manner or place of payment of, or in any other terms of, any or all of the liabilities arising out of this Pledge Agreement, or any other amendment or waiver of, or any consent to departure from, this Pledge Agreement;

     (c) any exchange, release or non-perfection of any other collateral, or any release, amendment or waiver of, or consent to departure from any guaranty, for any or all of the Secured Obligations;
     (d) the Secured Party’s resort during the continuation of an Event of Default, to any or all of the Pledged Collateral for payment of all or part of the Secured Obligations prior to proceeding against any other collateral or any other party primarily or secondarily liable for payment thereof; or
     (e) to the extent permitted by law, any other circumstance which might otherwise constitute a defense available to Pledgor as of the date hereof, or a discharge of Pledgor in respect of the Secured Obligations or this Pledge Agreement.
13. Term. This Pledge Agreement shall remain in full force and effect until the Secured Obligations have been fully and indefeasibly paid in cash and satisfied.
14. Reinstatement. This Pledge Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against Pledgor for liquidation or reorganization, should Pledgor become insolvent or make an assignment for the benefit of creditors or should a receiver or trustee be appointed for all or any significant part of Pledgor’s assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Secured Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, whether as a “voidable preference”, “fraudulent conveyance”, or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Secured Obligations shall be reinstated and deemed reduced only by any amount paid and not so rescinded, reduced, restored or returned.
15. Definitions. The singular shall include the plural and vice versa and any gender shall include any other gender as the context may require.
16. Successors and Assigns. This Pledge Agreement shall he binding upon Pledgor, and inure to the benefit of the Secured Party, and each of the foregoing’s respective heirs, personal representatives, administrators, successors and assigns. Pledgor’s successors and assigns shall include, without limitation, a receiver, trustee and debtor-in-possession of or for Pledgor.
17. Governing Law. This Pledge Agreement shall be interpreted, and the rights and the liabilities of the parties hereto determined, in accordance with the internal laws (as opposed to the conflict of law provisions) of the Commonwealth of Pennsylvania.
18. Severability. Whenever possible, each provision of this Pledge Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but, if any provision of this Pledge Agreement shall be held to be prohibited or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Pledge Agreement; provided, however, if such invalid or unenforceable provision may be modified so as to be valid and enforceable as a matter of law, such provision shall be deemed to have been modified so as to be valid and enforceable to the maximum extent permitted by law.

19. Further Assurances. Pledgor agrees to cooperate with the Secured Party and execute and deliver, or cause to be executed and delivered, all such other assignments separate from certificate, proxies, instruments and documents, and take all such other actions, including, without limitation, the execution and filing of financing statements, as the Secured Party may reasonably request from time to time in order to carry out the provisions and purposes of this Pledge Agreement.
20. The Secured Party’s Duty of Care. The Secured Party shall not be liable for any acts, omissions, errors of judgment or mistakes of fact or law including, without limitation, acts, omissions, errors or mistakes with respect to the Pledged Collateral, except for those arising out of or in connection with the Secured Party’s gross negligence or willful misconduct. Without limiting the generality of the foregoing, the Secured Party shall be under no obligation to take any steps necessary to preserve rights in the Pledged Collateral against any other parties but may do so at the Secured Party’s option. All expenses incurred by or on behalf of the Secured Party after an Event of Default in connection with this Pledge Agreement shall constitute part of the Secured Obligations secured hereby.
21. Notices. All notices and other communications required or desired to be served, given or delivered hereunder shall be given in the manner set forth in the Promissory Note and to the addresses indicated in section 11 thereof.
22. Amendments, Waivers and Consents. No amendment or waiver of any provision of this Pledge Agreement nor consent to any departure by Pledgor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Secured Party, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
23. Section Headings. The section headings herein are for convenience of reference only and shall not affect in any way the interpretation of any of the provisions hereof.
24. Execution in Counterparts. This Pledge Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which shall together constitute one and the same agreement.
25. Merger; Recitals. This Pledge Agreement represents the final agreement of Pledgor with respect to the matters contained herein and may not be contradicted by evidence of prior or contemporaneous written or oral agreements, or subsequent oral agreements, between Pledgor and the Secured Party. The recitals set forth at the beginning of this Pledge Agreement are hereby incorporated herein by reference and made a part hereof.
SIGNATURE PAGES FOLLOW

SIGNATURE PAGE TO PLEDGE AND SECURITY AGREEMENT
     In Witness Whereof, Pledgor and the Secured Party have executed this Pledge and Security Agreement as of the date first set forth above.

Pledgor:
JAMES J. KIM 2008 TRUST FBO
[NAME OR DESCRIPTION OF BENEFICIARIES]

By:

[Name of Trustee], Trustee

By:

[Name of Trustee], Trustee

By:

[Name of Trustee], Trustee

Secured Party:

Agnes C. Kim